Exhibit 12.1

	Ratio of Earnings to Fixed Charges (in thousands, except ratios)					Three Months Ended March 31,
	Fiscal Year Ended December 31,
	1999	2000	2001	2002	2003	2004
Net income (loss) before income taxes	$(15,212)	$(94,820)	$(74,651)	$(10,599)	$14,958	$(19,439)
Total fixed charges	111	1,861	1,405	2,020	3,138	1,406

Total income (loss) before income taxes and fixed charges	$(15,101)	$(92,959)	$(73,246)	$(8,579)	$18,096	$(18,033)

Fixed Charges
Interest expense	$71	$1,373	$754	$1,089	$1,975	$1,077
Assumed interest attributable to rentals	40	488	651	931	1,163	329

Total fixed charges	$111	$1,861	$1,405	$2,020	$3,138	$1,406

Earnings available to cover fixed charges	N/A	N/A	N/A	N/A	$18,096	N/A
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	5.8	N/A
Deficiency of earnings available to cover fixed charges(2)	$(15,212)	$(94,820)	$(74,651)	$(10,599)	N/A	$(19,439)

(1)	For purposes of calculating the ratio of earnings to fixed charges, (1) “earnings” consist of (a) income (loss) before taxes plus (b) fixed charges and “fixed charges” consist of interest expense plus the portion of rent expense that approximates the interest factor included in rent expense.
(2)	Due to net losses incurred in the years ended December 31, 1999, 2000, 2001 and 2002 and in the three months ended March 31, 2004, the ratio of earnings to fixed charges in those periods was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1 in those periods.